Fairmont Hotels & Resorts Inc.
Consolidated Financial Statements
December 31, 2004
(in millions of U.S. dollars)

February 18, 2005

Auditors’ Report

To the Shareholders of
Fairmont Hotels & Resorts Inc.

We have audited the consolidated balance sheets of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fairmont Hotels & Resorts Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

February 18, 2005

Comments by Auditors on Canada - United States Reporting Differences

To the Shareholders of
Fairmont Hotels & Resorts Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements such as the consolidation of variable interest entities under United States generally accepted accounting principles as described in note 25(5) to the consolidated financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	99.1	31.7
Accounts receivable (net of allowance for doubtful accounts of $1.0; 2003 - $0.5)	90.2	64.1
Inventory	15.5	14.2
Prepaid expenses and other	11.2	24.6

	216.0	134.6

Investments in partnerships and corporations (note 6)	90.7	53.1

Investment in Legacy Hotels Real Estate Investment Trust (note 7)	70.0	105.9

Non-hotel real estate	100.3	95.1

Property and equipment (note 8)	1,435.5	1,656.2

Goodwill (note 9)	162.8	132.0

Intangible assets (note 9)	245.0	216.7

Other assets and deferred charges (note 10)	82.3	109.4

	2,402.6	2,503.0

Approved by the Board of Directors

/s/ William R. Fatt         Director        /s/ Robert S. Singer          Director

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets …continued
As at December 31, 2004 and 2003

(in millions of U.S. dollars)

	2004	2003
	$	$
Liabilities

Current liabilities
Accounts payable	59.2	57.0
Accrued liabilities	28.0	35.6
Deposits	20.1	25.4
Accrued employee benefits	16.6	3.3
Taxes payable	35.3	21.2
Dividends payable	4.6	3.2
Current portion of long-term debt (note 11)	4.1	117.8

	167.9	263.5

Long-term debt (note 11)	398.0	539.8

Other liabilities	95.7	91.4

Future income taxes (note 12)	90.6	62.4

	752.2	957.1

Shareholders’ Equity (note 13)

Common shares	1,163.1	1,202.2

Other equity	19.2	19.2

Treasury stock	(5.6)	-

Contributed surplus	142.4	142.3

Foreign currency translation adjustments	142.1	104.1

Retained earnings	189.2	78.1

	1,650.4	1,545.9

	2,402.6	2,503.0

Commitments, contingencies and guarantees (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Balance - Beginning of year	78.1	38.5	(19.6)

Net income	155.8	50.7	92.5

	233.9	89.2	72.9

Repurchase of common shares (note 13)	(36.9)	(5.5)	(30.4)

Dividends	(7.8)	(5.6)	(4.0)

Balance - End of year	189.2	78.1	38.5

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations (note 3(d))	654.1	584.9	516.6
Management operations	46.3	37.6	36.1
Real estate activities	31.0	36.3	37.9

	731.4	658.8	590.6

Other revenues from managed and franchised properties	37.3	32.6	27.7

	768.7	691.4	618.3

Expenses
Hotel ownership operations (note 3(e))	474.8	448.8	352.9
Management operations	19.4	15.9	11.3
Real estate activities	25.2	25.8	26.4
General and administrative	29.6	16.5	18.2
Amortization	73.9	67.5	52.4

	622.9	574.5	461.2

Other expenses from managed and franchised properties	38.5	35.1	28.9

	661.4	609.6	490.1

Income (loss) from equity investments (note 15)	(0.2)	(6.9)	17.7

Operating income	107.1	74.9	145.9

Other (income) expenses, net (note 16)	-	2.1	(2.7)

Interest expense, net (note 17)	33.1	33.6	19.1

Gain on sales of investments and hotel assets (notes 5 and 7)	(143.7)	-	-

Income before income tax expense (recovery) and non-controlling interest	217.7	39.2	129.5

Income tax expense (recovery) (note 12)
Current	54.4	12.8	12.0
Future	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

Weighted average number of common shares outstanding (in millions) (note 18)
Basic	78.4	79.2	78.4
Diluted	79.2	80.0	79.7

Basic earnings per common share	1.99	0.64	1.18

Diluted earnings per common share	1.97	0.63	1.16

Dividends declared per common share	0.10	0.07	0.05

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
For the years ended December 31, 2004, 2003 and 2002

(in millions of U.S. dollars)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	155.8	50.7	92.5
Items not affecting cash
Amortization of property and equipment	70.8	64.8	50.0
Amortization of intangible assets	3.1	2.7	2.4
(Income) loss from equity investments	0.2	6.9	(17.7)
Future income taxes	7.5	(24.3)	23.8
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	-	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Other	5.9	(11.6)	(22.3)
Distributions from investments	7.1	6.7	15.1
Changes in non-hotel real estate	1.6	13.3	6.9
Changes in non-cash working capital items (note 19)	(17.9)	(0.3)	(10.5)

	70.4	108.9	141.4

Investing activities
Additions to property and equipment	(74.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired (note 4)	-	6.0	(136.0)
Investments in partnerships and corporations (note 6)	(34.6)	(1.6)	(8.9)
Investment in Legacy Hotels Real Estate Investment Trust	-	-	(37.8)
Sales of investments and hotel assets (notes 5 and 7)	442.7	-	-
Issuance of loans receivable	(7.0)	(31.3)	-
Collection of loans receivable	24.2	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	-	-	(1.0)

	347.8	(106.9)	(268.0)

Financing activities
Issuance of long-term debt	115.9	162.7	238.4
Repayment of long-term debt	(380.6)	(423.9)	(43.9)
Net proceeds from issuance of convertible notes	-	262.5	-
Proceeds from exercised stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Dividends	(6.4)	(4.8)	(3.2)

	(352.7)	(19.3)	122.8

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Increase (decrease) in cash and cash equivalents	67.4	(17.3)	(3.7)

Cash and cash equivalents - Beginning of year	31.7	49.0	52.7

Cash and cash equivalents - End of year	99.1	31.7	49.0

The accompanying notes are an integral part of these consolidated financial statements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

1	Basis of presentation

Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) has operated and owned hotels and resorts for 117 years and currently manages properties, principally under the Fairmont and Delta brands. As at December 31, 2004, FHR managed or franchised 82 luxury and first-class hotels and resorts. FHR owns Fairmont Hotels Inc. (“Fairmont”), which as at December 31, 2004, managed 45 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 37 Canadian hotels and resorts as at December 31, 2004. In addition to hotel and resort management, as at December 31, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 23 properties, operating in Canada, the United States, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”) as at December 31, 2004, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

2	Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant differences between Canadian and U.S. GAAP, insofar as they apply to FHR, are described in note 25.

Principles of consolidation

The Company’s consolidated financial statements include the consolidated accounts of FHR and its wholly owned subsidiaries, FHR Holdings Inc. (“FHRHI”), FHR Real Estate Corporation (“FHRREC”), Fairmont, Delta, and FHR Properties Inc.

Foreign currency translation

Foreign currency assets and liabilities of FHR’s operations are translated at the rate of exchange in effect at the balance sheet dates for monetary items and at the historical exchange rates for non-monetary items. Foreign currency denominated revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Gains and losses resulting from the translation of assets and liabilities denominated in foreign currencies are included in income.

The accounts of FHR and its self-sustaining subsidiaries, where the functional currency is other than the U.S. dollar, are translated into U.S. dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains or losses arising from translation of such accounts are deferred and included in shareholders’ equity as foreign currency translation adjustments.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Cash and cash equivalents

Cash equivalents consist of short-term investments that are highly liquid and have initial terms to maturity of three months or less.

Inventory

Inventory is comprised of operating supplies including food and beverage, and is valued at the lower of cost and replacement cost.

Long-term investments

FHR accounts for its investment in Legacy and its investments in partnerships and corporations, which are not controlled but over which the Company has significant influence, using the equity method. Investments in partnerships or corporations over which it neither controls nor has significant influence are accounted for using the cost method.

Non-hotel real estate

Non-hotel real estate consists of land held for sale and inventory costs for Fairmont Heritage Place (“FHP”), the Company’s vacation ownership product.

Investments in land held for sale are valued at the lower of cost and net realizable value. Expenditures directly related to non-hotel real estate, such as real estate taxes and capital improvements, are capitalized.

Inventory costs for FHP include construction costs and ancillary costs related thereto. The Company also capitalizes direct costs attributable to the sale of vacation ownership interests (“VOIs”) until revenue recognition commences. If a sales contract is cancelled, unrecoverable direct selling costs are expensed upon cancellation.

            Property and equipment

Property and equipment are recorded at cost. The Company’s policy is to capitalize betterments and replacements and interest incurred during the construction period on new facilities and during the renovation period of major renovations to existing facilities. Interest is capitalized, based on the borrowing rate of debt related to the project, or if no specific financing is obtained, the Company’s average cost of borrowing. Maintenance, repairs and minor renewals and replacements are charged against income when incurred.

Computer system development costs for internal use software are capitalized to the extent the project is expected to be of continuing benefit to the Company.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Amortization is provided on a straight-line basis at rates designed to amortize the assets over their estimated economic lives. The annual rates of amortization are as follows:

Buildings	40 years
Building equipment	17-25 years
Furniture, fixtures and equipment	5-11 years
Computer software	2-7 years
Vehicles	3-5 years
Leasehold improvements	over the lesser of economic life and the lease term, including options

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Intangible assets with indefinite useful lives represent costs that have been allocated to brand names and trademarks. Intangible assets with finite useful lives are costs that have been allocated to management contracts acquired in the acquisitions of Delta and Fairmont, as well as amounts paid to acquire or allocated to individual management contracts.

Goodwill and intangible assets with indefinite useful lives

Goodwill and intangible assets with indefinite useful lives are not amortized but are subject to impairment tests on at least an annual basis, and additionally, whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Any impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, would be expensed in the consolidated statements of income. The impairment test for intangible assets with indefinite useful lives consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized for the difference.

Intangible assets with finite useful lives

Management contracts acquired in a business combination or through investment interests in companies are recorded at values that represent the estimated present value of net cash flows that, on acquisition, are expected to be received over the estimated lives of the contracts. Other acquired management contracts are recorded at cost. Management contracts are amortized on a straight-line basis, over the weighted average of the fixed, non-cancellable terms and certain renewal periods of the underlying contracts, which range from 20 to 50 years. Management reviews the amortization method and useful life estimates for these intangible assets annually.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Long-lived assets

Effective January 1, 2003, FHR adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the standard, a two-step process is used to assess the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses are recognized when the carrying amounts of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition and are measured as the amounts by which the long-lived assets’ carrying amounts exceed their fair values. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Also effective January 1, 2003, FHR adopted the CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale are reported separately on the consolidated balance sheet and classified as held for sale. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale. Initial adoption of this standard did not have an impact on FHR’s financial position, results of operations or cash flows.

Asset retirement obligations

Effective January 1, 2003, FHR adopted the recommendations of the CICA with respect to accounting for asset retirement obligations. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently amortized over the asset’s useful life. Adoption of this standard resulted in an increase of $0.7 to other liabilities and property and equipment as at January 1, 2003.

            Income taxes

The Company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the year in which the change occurs. Valuation allowances are recorded when it is more likely than not that a future income tax asset will not be realized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments

Derivative financial instruments such as swaps, options and forward contracts are used by FHR in the management of its foreign currency and interest rate exposures. FHR’s policy is to not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments periodically qualify as a hedge for accounting purposes. In such cases, at the inception of a hedge, FHR documents the relationship between the hedging instruments and the hedged items. This process includes linking the derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. FHR assesses the effectiveness of the hedge at the inception and throughout the contract period by considering factors such as the term of the instrument, the notional settlement amount of the derivative as compared to the dollar amount of the item being hedged and any other applicable factors. At the end of each period, FHR records any changes in fair value related to derivative instruments that are no longer deemed to be effective hedging items or do not meet the criteria for hedge accounting in the consolidated statements of income.

FHR designates its interest rate instruments as hedges of the interest expense on the underlying debt. Interest expense on the underlying debt is adjusted to include the payments made or received under the interest rate instruments. Foreign exchange translation gains or losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency cash flows are recognized as adjustments to revenues or expenses, as applicable, when the cash flows are recorded.

Stock-based compensation

Effective January 1, 2003, the Company recognizes compensation expense for stock options granted in the consolidated statements of income using the fair value based method of accounting for all options issued on or after January 1, 2003. Pro forma disclosures of net earnings and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation for any options granted before January 1, 2003 but on or after January 1, 2002, are provided in note 14. Any cash paid by the employee on the exercise of stock options is added to the stated value of common shares. Compensation expense is recognized for share appreciation rights (“SARs”) for the excess of the market value of a common share over the related option price.

Revenue recognition

Revenues are derived from hotel operations for owned properties, management and incentive fees, real estate sales and certain other revenues from properties managed or franchised by FHR. Hotel ownership operations revenues are generated primarily from room occupancy, and food and beverage services. Management fees comprise a base fee, which is a percentage of the hotel’s revenues, and incentive fees, which are generally based on hotel profitability. Revenue from real estate activities represents the proceeds from sales of undeveloped lands that the Company is holding for sale and sales of the Company’s VOIs. Other revenues from managed properties include reimbursements for direct and indirect costs by the hotel owners for the properties that are managed. These reimbursed expenditures relate primarily to marketing and reservation services performed by the Company under the terms of its hotel management and franchise agreements.

Revenues from hotel operations are recognized when services are provided and ultimate collection is reasonably assured. Management fees, both base and incentive, and other revenues from managed properties are recognized when performance hurdles have been met, in accordance with the terms specified in the related management agreements. Revenues from the sale of real estate are recognized once title has transferred and collection of proceeds is reasonably assured. Revenues related to the sale of VOIs are recognized when a minimum of 10% of the purchase price of an interest has been received in cash, the period of cancellation with refund has expired, receivables are deemed collectible, and certain minimum sales and construction levels have been attained. Revenue related to projects still under construction are recognized under the percentage-of-completion method. For sales that do not meet these criteria, revenue is deferred.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and contingencies. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under the circumstances. The actual results may differ from those previously estimated. Estimates are used when accounting for items and matters such as amortization, goodwill and intangible asset impairment assessments, income taxes, employee future benefits and contingencies.

Comparative figures

Certain of prior years’ comparative figures have been reclassified to conform with the presentation adopted in 2004.

Changes in accounting policies

Hedging relationships

Effective January 1, 2004, FHR adopted CICA Accounting Guideline 13 (“AcG-13”), “Hedging Relationships,” and Abstract No. 128 of the Emerging Issues Committee (“EIC”), “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”(“EIC 128”). AcG-13 provides detailed guidance for the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. EIC 128 requires that any derivative financial instrument not designated within an AcG-13 compliant hedging relationship be measured at fair value with changes in fair value recorded in income. The initial adoption of this accounting guidance did not have an impact on the Company’s consolidated financial statements.

Generally accepted accounting principles and general standards of financial statement presentation

Effective January 1, 2004, the Company adopted the CICA Handbook section 1100, “Generally Accepted Accounting Principles.” The section provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. Upon adoption of this section, no changes to accounting principles or financial statement presentation were required.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Recently issued accounting pronouncements

Variable interest entities

In June 2003, the CICA issued a new accounting guideline, Accounting Guideline 15 (“AcG-15”), which requires the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where:

a)	its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met; and

b)	it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Company’s first quarter commencing January 1, 2005.

AcG-15 is adopted retroactively. The restatement of prior period financial statements is encouraged, but not required.

The Company has reviewed the impact that this standard will have on its financial statement presentation. Upon the initial adoption of this standard, no changes to financial statement presentation are anticipated.

Liabilities and equity

FHR will adopt the CICA’s new accounting requirements on the classification of financial instruments as liabilities or equity on January 1, 2005. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment is effective for periods beginning on or after November 1, 2004 with early adoption encouraged. FHR will be implementing this change starting in 2005 and it is not expected to impact the Company’s financial statements.

Determining whether an arrangement contains a lease

The EIC recently issued Abstract 150, “Determining whether an Arrangement Contains a Lease” (“EIC 150”). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 if it enters into affected transactions commencing December 9, 2004. To date, the Company has not entered into any such transactions, but it is possible that future transactions could be affected by this accounting standard.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Financial instruments - recognition and measurement, hedges, comprehensive income, and equity

In January 2005, the CICA released a new interrelated set of financial standards relating to recognition and measurement of financial instruments, hedging relationships and presentation of equity and comprehensive income. These standards are an attempt to harmonize Canadian and U.S. GAAP with respect to financial instruments and financial statement presentation. The Company will be required to apply these standards no later than the fiscal year ending December 31, 2007. The Company has not yet fully studied the effect that adoption of these standards will have on the consolidated financial statements. However, adoption may eliminate certain reconciling items between Canadian and U.S. GAAP described in note 25 to the consolidated financial statements.

3	Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of operations for individual hotel properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 23 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company. The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization (“EBITDA”), which management defines as income before interest, taxes, non-controlling interest, amortization, gain on sales of investments and hotel assets, and other (income) expenses, net. EBITDA includes income from equity investments. Corporate general and administrative expenses, amortization, other (income) expenses, net, interest, income taxes and non-controlling interest are not allocated to the individual segments. Effective in the fourth quarter of 2004, the Company reports Corporate general and administrative expenses separately without allocation to the five reportable segments, which was the case in previous years. Comparative figures have been reclassified to conform to this presentation. All transactions among reporting segments are conducted at fair market value.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	2004

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	654.1	-	31.0	54.6	12.8	-	(21.1)	731.4
Other revenues from managed and franchised properties	-	-	-	27.7	9.6	-	-	37.3

								768.7
Income (loss) from investments and other	1.9	(2.1)	-	-	-	-	-	(0.2)
EBITDA (b)	160.1	(2.1)	5.8	40.0	8.0	(29.6)	(1.2)	181.0

Total assets (c)	1,606.9	70.0	100.1	919.6	79.4	-	(373.4)	2,402.6
Capital expenditures	70.1	-	-	4.2	-	-	-	74.3

2003

Ownership			Management			Inter-
Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
$	$	$	$	$	$	$	$
Operating revenues (d)	584.9	-	36.3	44.2	11.7	-	(18.3)	658.8
Other revenues from managed and franchised properties	-	-	-	24.4	8.2	-	-	32.6

								691.4
Income (loss) from investments and other	1.7	(8.6)	-	-	-	-	-	(6.9)
EBITDA (b)	119.5	(8.6)	10.5	31.3	8.7	(16.5)	(2.5)	142.4

Total assets (c)	1,916.5	105.9	101.8	350.8	75.8	-	(47.8)	2,503.0
Capital expenditures	84.2	-	-	3.0	-	-	-	87.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
	2002

	Ownership			Management			Inter-
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	Corporate general and administrative	segment elimination and other (a)	Total
	$	$	$	$	$	$	$	$

Operating revenues (d)	516.6	-	37.9	41.3	11.4	-	(16.6)	590.6
Other revenues from managed and franchised properties	-	-	-	19.8	7.9	-	-	27.7

								618.3
Income from investments and other	11.3	6.4	-	-	-	-	-	17.7
EBITDA (b)	158.4	6.4	11.5	33.4	8.1	(18.2)	(1.3)	198.3

Total assets (c)	1,879.9	96.4	95.0	285.8	66.0	-	(200.1)	2,223.0
Capital expenditures	80.1	-	-	4.2	-	-	-	84.3

(a)  Operating revenues include management fees that are charged by Fairmont of $20.7 (2003 - $18.0; 2002 - $16.3) and Delta of $0.4 (2003 - $0.3; 2002 - $0.3) to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of intersegment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to FHR’s consolidated net income is as follows:

	2004	2003	2002
	$	$	$

EBITDA	181.0	142.4	198.3
Amortization	73.9	67.5	52.4

Operating income	107.1	74.9	145.9
Less:
Other (income) expenses, net	-	2.1	(2.7)
Interest expense, net	33.1	33.6	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-
Income tax expense (recovery)	61.9	(11.5)	35.8
Non-controlling interest	-	-	1.2

Net income	155.8	50.7	92.5

(c)	Hotel ownership assets include $88.3 (2003 - $48.5; 2002 - $64.7) of investments accounted for using the equity method.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(d)	A breakdown of the Company’s hotel ownership operations revenues are as follows:

	2004	2003	2002
	$	$	$

Rooms revenue	356.2	324.3	288.6
Food and beverage revenue	214.7	182.6	158.1
Other	83.2	78.0	69.9

	654.1	584.9	516.6

(e)	Hotel ownership expenses have been reduced by business interruption insurance proceeds of $10.8 in 2004 and $9.7 in 2003 relating to the impact Hurricane Fabian had on FHR’s two Bermuda Hotels.

Geographical information

	Revenues			Property and equipment

	2004	2003	2002	2004	2003
	$	$	$	$	$

Canada	323.6	300.1	289.8	540.6	520.6
United States	249.6	241.9	163.4	528.7	742.4
Bermuda	98.2	77.8	91.8	231.4	237.7
Mexico	80.8	58.5	58.5	103.4	104.1
Other international	16.5	13.1	14.8	31.4	51.4

	768.7	691.4	618.3	1,435.5	1,656.2

	Goodwill		Intangible assets

	2004	2003	2004	2003
	$	$	$	$

Canada	54.6	50.7	67.9	63.4
United States	80.1	53.2	150.4	150.5
Bermuda	16.3	16.3	2.8	2.8
Mexico	11.8	11.8	5.3	-
Other international	-	-	18.6	-

	162.8	132.0	245.0	216.7

Revenues and assets are allocated to countries based upon the hotels’ geographic locations. There were no other individual international countries comprising greater than 10% of the total revenues or property and equipment, intangible assets and goodwill of the Company as at December 31, 2004, 2003 or 2002.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

4	Acquisitions

Fairmont Hotels Inc.

On August 23, 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for $70.0 in cash. FHR now owns 100% of Fairmont. Since 2002, the Company has been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the year, FHR increased its previously reported goodwill and future income tax balances by $16.7. As a result of this transaction, current portion of long-term debt decreased by $69.0.

On September 23, 2002, FHR increased its investment in Fairmont to 83.5%, through a share exchange with a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. Kingdom exchanged its 16.5% interest in Fairmont for shares of FHR. FHR issued 2,875,000 common shares at $24.00 per share to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding common shares at the time. The acquisition was accounted for using the step purchase method. The results of Fairmont continued to be included in the consolidated statements of income, and the portion related to non-controlling interest was reduced to 16.5%. The goodwill acquired relates to the Fairmont management operations segment.

The Fairmont Copley Plaza Boston

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia in exchange for the issuance of one million common shares and cash of $8.3. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. The mortgage, secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due on March 5, 2007 and bears interest at floating rates based on LIBOR plus 225 basis points. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0%.

The total cost of the hotel, including the 50% interest already owned, less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

$

Land	25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

37.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

            The Fairmont Orchid, Hawaii

On December 17, 2002, the Company acquired the assets of The Orchid at Mauna Lani in Hawaii. These assets were acquired for a purchase price of $140.0, plus acquisition costs of approximately $1.5 less the assumption of a $5.5 working capital deficit. The acquisition was accounted for using the purchase method, and the results of the hotel have been included in the consolidated statements of income from the date of acquisition.

The purchase prices of the 2002 acquisitions have been allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The purchase price allocations are as follows:

	The Fairmont Orchid, Hawaii	Fairmont Hotels Inc.	Total
	$	$	$

Land	25.3	-	25.3
Building	104.9	-	104.9
Furniture, fixtures and equipment	11.3	-	11.3
Goodwill	-	16.7	16.7
Management contracts	-	4.1	4.1
Brand name	-	38.9	38.9
Non-controlling interest	-	26.2	26.2
Future income taxes	-	(16.7)	(16.7)
Working capital deficit assumed	(5.5)	-	(5.5)

	136.0	69.2	205.2

None of the goodwill acquired is deductible for income tax purposes. The management contracts are being amortized over a period of 40 years and the brand name is not being amortized since it is considered to have an indefinite useful life.

5	Sales of investments and hotel assets

The Fairmont Kea Lani Maui

On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain of $67.8 on the sale, net of income taxes of $40.9. The resort is being managed by Fairmont under a long-term management contract.

The Fairmont Glitter Bay

On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain of $7.5 on the sale. The resort is being managed by Fairmont under a long-term management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

6	Investments in partnerships and corporations

	2004	2003
	$	$

Accounted for using the equity method	88.3	48.5
Accounted for using the cost method	2.4	4.6

	90.7	53.1

In September 2002, FHR invested $8.0 for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa. FHR committed to advance a loan of $10.0 on normal commercial terms to this hotel and has advanced a total of $10.0 as at December 31, 2004. This investment is accounted for using the equity method.

In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence obtained through various contractual arrangements. Upon finalization of this agreement, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations.” Also, $6.8 was reclassified from “Other assets and deferred charges” to “Intangible assets” relating to a management contract for The Fairmont Abu Dhabi Resort & Villas, a property being constructed in the United Arab Emirates. The resort will be managed by Fairmont under a long-term management contract.

In December 2004, FHR invested $19.8 in cash for a 25% interest in a partnership with Kingdom Hotels and the Bank of Scotland and a management contract. The partnership, FHR European Ventures LLP, purchased the Monte Carlo Grand Hotel in Monaco in December 2004. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The property is being managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $7.1 of the $19.8 was allocated to intangible assets relating to the management contract.

In December 2004, FHR invested $10.0 for an approximate 14% equity interest in an entity named Nile City for Hotels and Tourism and a management contract. Nile City for Hotels and Tourism retains the investment in a hotel property that is being constructed in Cairo, Egypt. The investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. Based on the relative fair value of the management contract, approximately $4.7 of the $10.0 was allocated to intangible assets relating to the management contract.

FHR entered into an agreement to invest $10.0 for a 19.9% interest in The Fairmont Mayakoba, Riviera Maya and a management contract. This investment is accounted for using the equity method due to significant influence through contractual arrangements. The resort will be managed by Fairmont under a long-term management contract. As at December 31, 2004, FHR had invested $4.3. Based on the relative fair value of the management contract, approximately $2.8 was allocated to intangible assets relating to the management contract.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

7	Investment in Legacy Hotels Real Estate Investment Trust

On September 13, 2004, FHR sold 12,000,000 units of Legacy for $63.0 in cash and recognized a gain of $27.5. The sale did not give rise to any taxes payable. The sale of these units decreased FHR’s equity investment in Legacy to 23.7% from 35.2%.

As at December 31, 2004, the Company owned 9,939,143 (2003 - 21,939,143) units and all 14,700,000 (2003 - 14,700,000) exchangeable shares of a subsidiary corporation of Legacy, representing a 23.7% ownership interest (2003 - 35.2%). The Company accounts for its investment in Legacy under the equity method. The exchangeable shares are entitled to a per share dividend equal to the ordinary distribution by Legacy to its unitholders, less taxes payable by a subsidiary of Legacy as a result of paying these dividends. After a minimum holding period of five years, ending January 31, 2006, each exchangeable share is redeemable by FHR at the fair market value of a Legacy unit. The redemption shall be satisfied by the delivery of one unit for each share exchanged. The exchangeable shares are tied to voting certificates issued by Legacy that are entitled to one vote each under voting certificates at meetings of Legacy unitholders. Based on the December 31, 2004 closing unit price of Legacy, the market value of the Company’s investment in units and exchangeable shares was approximately $146. The Company does not guarantee any of Legacy’s debt.

The Company holds options to acquire 2,962,224 units of Legacy at an exercise price of Cdn$9.80 per unit. The options are fully vested, exercisable and expire in 2007.

The following selected consolidated financial information of Legacy has been prepared in accordance with Canadian GAAP. The accounts have been translated to U.S. dollars using the exchange rates in effect at December 31.

	2004	2003
	$	$

Assets
Current assets	73.2	62.1
Property and equipment	1,471.4	1,423.2
Other assets	54.5	49.1

	1,599.1	1,534.4

Liabilities and Equity
Current liabilities	71.6	117.7
Long-term debt	723.3	627.1
Other liabilities	50.1	47.7
Non-controlling interest	96.1	92.4
Unitholders’ interest	658.0	649.5

	1,599.1	1,534.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Summarized operating results of Legacy for the years ended December 31:

	2004	2003	2002
	$	$	$

Revenues	579.1	474.2	412.5

Operating expenses	397.3	336.3	272.6
Other expenses	134.3	98.1	76.2
Interest expense, net	54.6	50.7	31.0

	586.2	485.1	379.8

Income (loss) before income taxes and non-controlling interest	(7.1)	(10.9)	32.7
Income tax recovery	(5.5)	(5.4)	(4.2)
Non-controlling interest	(0.2)	(0.8)	6.5

Net income (loss)	(1.4)	(4.7)	30.4

The carrying value of the Company’s investment in Legacy differs from the Company’s share of the underlying equity in net assets due to adjustments that are made to conform Legacy’s accounting policies with those of the Company and an unamortized gain related to the transfer of properties in previous years, between the Company and Legacy.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

8	Property and equipment

	2004

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	180.2	(0.9)	179.3
Buildings and leasehold improvements	702.7	(87.3)	615.4
Buildings on leased land	592.4	(124.6)	467.8
Furniture, fixtures and equipment	357.9	(196.9)	161.0
Construction-in-progress	12.0	-	12.0

	1,845.2	(409.7)	1,435.5

	2003

	Cost	Accumulated amortization	Net
	$	$	$

Land and land improvements	237.2	(0.7)	236.5
Buildings and leasehold improvements	830.7	(82.2)	748.5
Buildings on leased land	555.6	(103.0)	452.6
Furniture, fixtures and equipment	337.6	(159.6)	178.0
Construction-in-progress	40.6	-	40.6

	2,001.7	(345.5)	1,656.2

Interest capitalized as a cost of property and equipment totalled $0.7 in 2004 (2003 - $0.8; 2002 - $0.1).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

9	Goodwill and intangible assets

Goodwill by reportable segment

	Hotel ownership	Legacy	Real estate activities	Fairmont	Delta	Total
	$	$	$	$	$	$

Balance as at January 1, 2003	79.3	-	-	23.9	19.8	123.0
Currency translation	4.7	-	-	-	4.3	9.0

Balance as at December 31, 2003	84.0	-	-	23.9	24.1	132.0
Goodwill from business acquisition	10.4	-	-	16.7	-	27.1
Currency translation	2.0	-	-	-	1.7	3.7

Balance as at December 31, 2004	96.4	-	-	40.6	25.8	162.8

	2004	2003
	$	$

Intangible assets subject to amortization
Management contracts (note 6)	111.8	82.6
Accumulated amortization	(19.3)	(13.9)

	92.5	68.7
Intangible assets not subject to amortization
Brand names	152.5	148.0

	245.0	216.7

Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives, which range from 20 to 50 years. Amortization expense related to intangible assets subject to amortization was $3.1 in 2004 (2003 - $2.7; 2002 - $2.4). Amortization expense relating to the above intangible assets subject to amortization is expected to be $3.1 in each of the fiscal years 2005 through 2009.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

10	Other assets and deferred charges

	2004	2003
	$	$

Long-term advances	41.1	72.8
Pension asset	21.8	18.0
Deferred charges	15.7	11.0
Restricted cash	-	2.4
Other	3.7	5.2

	82.3	109.4

Long-term advances bear interest at rates between three-month LIBOR plus 0.25% and one-month LIBOR plus 4.5%. They mature between February 2008 and November 2009. A portion of the long-term advances will be forgiven if the Company receives a hotel management contract from the loan holder prior to
February 2008. Deferred charges consist primarily of deferred development costs associated with potential management contracts and deferred debt issuance costs. Restricted cash was used for certain capital expenditures.

11	Long-term debt

	2004	2003
	$	$

3.75% convertible senior notes (1)	254.7	251.1
Revolving credit facility, due March 2007 (2)	33.1	-
Revolving credit facility, due September 10, 2004 (2)	-	40.5
Revolving credit facility, due March 2005 (2)	-	50.0
Floating-rate mortgage, due March 1, 2006 (3)	-	120.0
Floating-rate mortgage, due March 5, 2007 (4)	63.9	65.4
8.84%, notes, due August 1, 2016 (5)	50.4	52.8
7.47% mortgage, due May 21, 2008 (6)	-	5.5
Fairmont put option (7)	-	69.0
Other	-	3.3

	402.1	657.6
Less: Current portion of long-term debt	4.1	117.8

	398.0	539.8

(1)	In 2003, FHR issued $270.0 of convertible senior notes (“Convertible Notes”). The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission were $262.5. The Convertible Notes were allocated between debt and equity elements and classified separately in the consolidated balance sheets. The debt element was calculated by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated conversion feature. Upon issuance, $250.8 was recorded as long-term debt with the balance recorded in other equity (note 13). The long-term debt amount will increase to the face value of the debt over a five-year period. The Convertible Notes mature on December 1, 2023 and bear interest of 3.75% per annum. Interest on the Convertible Notes is payable semi-annually in arrears on June 1 and December 1 of each year. FHR may call the Convertible Notes in exchange for cash any time after January 20, 2009 for a price equal to 100% of the principal amount of Convertible Notes plus accrued and unpaid interest. Holders may put the Convertible Notes to FHR in exchange for cash on January 20, 2009, December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest. Upon occurrence of certain prescribed conditions, holders of the Convertible Notes will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share. The conversion price is subject to adjustment under certain circumstances. The Convertible Notes are senior unsecured obligations and rank equally with all existing and future unsecured and unsubordinated indebtedness of FHR. As required under the terms and conditions of the Convertible Notes, the debt and the common shares issuable upon conversion of the Convertible Notes were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(2)	The interest rate is floating and is calculated based on bankers’ acceptance, LIBOR or prime rate, plus a spread. The weighted average interest rate as at December 31, 2004 was 4.2%. These facilities are unsecured, and contain financial covenants with respect to debt levels and interest coverage. As at December 31, 2004, this balance included $40.0 of debt denominated in Canadian dollars.

(3)	The interest rate is the greater of 4.25% and LIBOR plus 310 basis points. FHR had entered into an interest rate contract to cap the LIBOR rate at 9.0%. The mortgage was secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui.

(4)	The interest rate is floating and is based on LIBOR plus 2.25%. FHR has entered into an interest rate contract to cap the LIBOR rate at 7.0% until March 6, 2006. The mortgage is secured by substantially all of the property and equipment and assignment of auxiliary rents of The Fairmont Copley Plaza Boston, and is non-recourse to FHR except for approximately $31.8, which FHR has guaranteed until such time that certain financial covenants are met.

(5)	The 8.84% notes are secured by substantially all property and equipment and assignment of rents of The Fairmont Scottsdale Princess.

(6)	The 7.47% mortgage was secured by substantially all property and equipment and a floating charge over other assets of The Fairmont Royal Pavilion and The Fairmont Glitter Bay.

(7)	A minority shareholder held shares in Fairmont with the ability to be put to FHR for $69.0 at any time prior to October 1, 2004.

The principal repayments pursuant to the loan agreements are as follows:

$

2005	4.1
2006	4.3
2007	97.1
2008	3.4
2009	3.7
Thereafter	289.5

402.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

12	Income taxes

The provision for (recovery of) income taxes is as follows:

	2004	2003	2002
	$	$	$

Pre-tax income
Canada	32.1	14.4	84.7
Foreign	185.6	24.8	44.8

	217.7	39.2	129.5

Current income tax expense
Canada	2.3	5.0	7.2
Foreign	52.1	7.8	4.8

	54.4	12.8	12.0

Future income tax expense (recovery)
Canada	0.3	(25.9)	20.3
Foreign	7.2	1.6	3.5

	7.5	(24.3)	23.8

	61.9	(11.5)	35.8

The Company’s effective income tax expense and the provision (recovery) reconciled to the statutory tax rate is as follows:

	2004	2003	2002
	$	$	$

Provision (recovery) at Canadian statutory rates	80.5	14.5	53.0
Foreign tax rate differentials	(3.0)	(3.8)	(4.6)
Large corporations tax	1.4	1.6	1.6
Reduction in tax rates	(1.9)	0.4	-
Non-taxable income(1)	(19.8)	(1.5)	(12.2)
Other, including tax reassessments and provisions (2)	4.7	(22.7)	(2.0)

Income tax expense (recovery)	61.9	(11.5)	35.8

(1)	Non-taxable income in 2004 includes the effect from the sale of Legacy units (note 7) and the sale of The Fairmont Glitter Bay (note 5).

(2)	A $24.4 recovery of future income taxes was recorded in 2003 as a result of a favourable tax reassessment.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Temporary differences

The net future income tax liability in the consolidated balance sheets is comprised of the following:

	2004	2003
	$	$

Future income tax liabilities
Amortizable property and intangibles	148.5	132.3
Other	45.8	55.8
Future income tax assets
Tax loss carry-forwards	(103.7)	(125.7)

Future income tax liability	90.6	62.4

As at December 31, 2004, the Company had the following tax loss carry-forwards available to reduce future taxable income and capital gains:

	Amount	Future income tax assets	Valuation allowance	Net future income tax assets
	$	$	$	$

Non-capital losses
Canada	255.9	92.1	(7.2)	84.9
United States	-	-	-	-
Other	0.8	0.3	(0.3)	-

	256.7	92.4	(7.5)	84.9

Capital losses
Canada	427.9	77.0	(58.2)	18.8

The Company has non-capital losses expiring in the following years:

$

2005	1.1
2006	2.5
2007	34.4
2008	145.8
2009	31.3
Thereafter	41.6

256.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

13	Shareholders’ equity

The Company’s articles of incorporation authorize the issuance of an unlimited number of common shares and an unlimited number of first preferred shares and second preferred shares. No preferred shares have been issued.

Common shares

	2004		2003		2002

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(millions)	$	(millions)	$	(millions)	$

Balance - January 1	79.1	1,202.2	78.8	1,191.5	78.6	1,162.4
Issued under stock option plans	0.2	2.9	-	1.0	0.3	4.7
Issued for purchase of The Fairmont Copley Plaza Boston (note 4)	-	-	1.0	21.0	-	-
Issued to Kingdom for shares of Fairmont (note 4)	-	-	-	-	2.9	69.0
Share repurchase plans	(2.9)	(42.0)	(0.7)	(11.3)	(3.0)	(44.6)

Balance - December 31	76.4	1,163.1	79.1	1,202.2	78.8	1,191.5

Under a normal course issuer bid, the Company may repurchase for cancellation up to approximately
7.7 million, or 10%, of its outstanding common shares. The amounts and timing of repurchases are at the Company’s discretion and, under the current program, can be made until October 28, 2005 at prevailing market prices on the Toronto and New York stock exchanges. The cost of the share repurchases have been accounted for as follows:

	2004	2003	2002
	$	$	$

Common shares	42.0	11.3	44.6
Contributed surplus	-	-	0.5
Foreign currency translation adjustments	-	-	(2.3)
Treasury stock	5.6	-	-
Retained earnings	36.9	5.5	30.4

	84.5	16.8	73.2

As at December 31, 2004, 166,100 shares were classified as Treasury stock as they were repurchased prior to December 31, 2004 and cancelled in January 2005.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Other equity

Upon the occurrence of certain events, holders of the Convertible Notes (note 11) will have the right to convert them to common shares at an initial conversion price of approximately $37.73 per common share.

The Convertible Notes have been allocated between debt and equity elements and are classified separately on the consolidated balance sheets. Upon issuance, $19.2 was recorded as other equity and $250.8 was recorded as long-term debt.

Foreign currency translation adjustments

	2004	2003
	$	$

Balance - January 1	104.1	27.4
Effect of exchange rate changes on non-U.S. dollar denominated net assets	38.0	76.7

Balance - December 31	142.1	104.1

14	Stock-based compensation

The Company has a Key Employee Stock Option Plan (“KESOP”), whereby key officers, employees and consultants of the Company may be granted options to purchase common shares of FHR at a price per share not less than the market value of a common share at the grant date. All options issued to date vest over a four-year period, with 20% vesting at the end of each of the first three years and the remaining 40% vesting after four years. Options expire ten years after the grant date. In the event of a change in control of the Company, all outstanding options are immediately exercisable.

Simultaneously with the grant of an option, the Company may also grant SARs at a rate of one SAR for every two options issued. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a common share at the exercise date of the SAR over the related option price. SARs may be exercised no earlier than three years and no later than ten years after the grant date. The exercise of a SAR will result in a reduction in the number of shares covered by an option on a one-for-one basis. The exercise of an option results in a reduction in the number of SARs on the basis of one SAR for each option exercised in excess of 50% of the number of options issued with attached SARs.

As a result of an agreement between FHR and the companies that were distributed pursuant to the Company’s 2001 reorganization, the difference between the strike price and the exercise price of SARs of the discontinued operations held by FHR employees is recognized as an expense by FHR, while the difference between the strike price and the exercise price of FHR SARs held by employees of the discontinued operations is recovered from those companies.

The Company also has a Directors’ Stock Option Plan (“DSOP”) under which non-employee directors of the Company are granted options to purchase common shares of FHR at a price not less than the market value of the share at the grant date. Each non-employee director received an initial grant of 8,000 options and receives an additional 4,000 options on an annual basis. Options are immediately exercisable and expire ten years after the grant date. No options were granted under this plan in 2004 (2003 - 40,000; 2002 - 40,000). In 2004, options were substituted with deferred share units (“DSUs”). Each director received a grant of 2,000 DSUs.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, 2.2 million options were available for future grants under the KESOP out of the 5.4 million options currently authorized, and 460,000 options were available for future grants under the DSOP out of the 592,000 options currently authorized.

Details of the stock options outstanding are as follows:

	Number of options (thousands)	Weighted average exercise price Cdn$

Outstanding as at December 31, 2001	3,721	25.19
Granted	264	38.63
Exercised	(295)	24.22
Cancelled	(103)	24.78

Outstanding as at December 31, 2002	3,587	26.26
Granted	107	32.34
Exercised	(74)	18.08
Cancelled	(32)	24.44

Outstanding as at December 31, 2003	3,588	26.63
Granted	10	33.68
Exercised	(150)	24.01
Cancelled	(34)	29.28

Outstanding as at December 31, 2004	3,414	26.74

Exercisable as at
December 31, 2002	907	22.24
December 31, 2003	1,523	24.98
December 31, 2004	2,161	25.92

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Details as at December 31, 2004, of the stock options outstanding are as follows:

Range of exercise prices Cdn$	Number outstanding (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number exercisable (thousands)	Weighted average exercise price Cdn$

$10.90 to $11.96	20	0.4	11.70	20	11.70
$14.84 to $20.09	316	4.2	15.79	316	15.79
$26.25 to $37.93	3,042	6.9	27.73	1,789	27.44
$40.40 to $49.30	36	7.3	47.32	36	47.32

	3,414	6.7	26.74	2,161	25.92

During 2004, $2.6 (2003 - $(0.3); 2002 - $0.9) was expensed (recovered) for outstanding SARs, and $0.1 (2003 - $0.4; 2002 - nil) was expensed relating to the issuance of options. Contributed surplus increased by $0.1 (2003 - $0.4; 2002 - nil) relating to the stock option expense in 2004.

Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted on or after January 1, 2002 and before January 1, 2003, net income and basic and diluted earnings per share would have been:

	2004	2003	2002
	$	$	$

Reported net income	155.8	50.7	92.5
Net income assuming fair value method used	155.4	50.1	92.1

Assuming fair value method used
Basic earnings per share	1.98	0.64	1.17
Diluted earnings per share	1.96	0.63	1.16

The weighted average fair value of options granted during 2004 was Cdn$7.52 per option (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of each option granted was calculated at the respective grant date of each issuance using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected dividend yield	0.2%	0.3%	0.2%
Expected volatility	26%	36%	41%
Risk-free interest rate	3.12%	4.2%	3.9%
Expected option life in years	3.3	3.6	3.4

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
15	Income (loss) from equity investments

	2004	2003	2002
	$	$	$

Equity income (loss)
Partnerships and corporations	(0.6)	(1.1)	2.8
Legacy	(2.1)	(8.6)	6.4
Amortization of deferred gain on sale of property and equipment to Legacy	2.5	2.8	8.5

	(0.2)	(6.9)	17.7

16	Other (income) expenses, net

	2004	2003	2002
	$	$	$

Foreign currency exchange loss	-	2.1	-
Corporate and other reorganization expenses	-	-	2.2
Other	-	-	(4.9)

	-	2.1	(2.7)

Total foreign currency losses (gains) included in net income were $1.9 (2003 - $4.5; 2002 - $(0.8)).

Reorganization expenses for 2002 include charges relating to SARs for former employees of Canadian Pacific Limited (“CPL”).

Corporate expenses were costs associated with the corporate activities performed by CPL for its subsidiaries, including FHRHI, prior to October 1, 2001. The majority of these activities have been eliminated subsequent to October 1, 2001.

17	Interest expense, net

	2004	2003	2002
	$	$	$

Long-term debt	32.4	22.1	20.9
Short-term debt	4.5	16.0	1.2

	36.9	38.1	22.1
Less
Interest income	3.1	3.7	2.9
Interest capitalized	0.7	0.8	0.1

	33.1	33.6	19.1

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

18	Net income per common share

Basic net income per common share is determined by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Company’s option plans, as determined under the treasury stock method.

	2004	2003	2002
	(millions)	(millions)	(millions)

Weighted average number of common shares outstanding - basic	78.4	79.2	78.4
Dilutive effect of stock options	0.8	0.8	1.3

Weighted average number of common shares outstanding - diluted	79.2	80.0	79.7

19	Supplemental cash flow disclosure

(a)	Changes in non-cash working capital items related to operations:

	2004	2003	2002
	$	$	$

Decrease (increase) in current assets
Accounts receivable	(22.7)	4.3	1.5
Inventory	(1.2)	-	(0.6)
Prepaid expenses and other	3.7	3.9	(2.0)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1.1)	(8.9)	(12.6)
Taxes payable	3.4	0.4	3.2

Increase in non-cash working capital balances related to operations	(17.9)	(0.3)	(10.5)

(b)	Cash payments made during the year on account of:

	2004	2003	2002
	$	$	$

Interest paid	39.2	36.2	25.3
Income taxes paid	54.4	17.8	21.8

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(c)	Non-cash investing and financing activities:

	2004	2003	2002
	$	$	$

Issuance of common shares on acquisitions	-	21.0	69.0
Acquisition of Legacy units under its distribution reinvestment plan	-	-	3.4

20	Employee future benefits

The Company has defined benefit pension plans and other post-retirement plans, primarily life insurance and health care coverage, for certain employees. Pension benefits are based principally on years of service and compensation rates near retirement. The costs of these defined benefit pension plans are actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Market-related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

For defined benefit pension plans, transitional assets and past service cost due to changes in plan provisions are amortized on a straight-line basis over the expected average remaining service life of employees covered by the various plans. The portion of net actuarial gains and losses in excess of 10% of the greater of the plan obligation and the fair value of plan assets is amortized on a straight-line basis over the expected average remaining service life of the employees covered by the plan. For the two supplemental plans, actuarial gains and losses are taken into income immediately. For defined contribution plans, pension costs equal the Company’s share of the contributions allocated to the employees.

The Company uses a measurement date of December 31 for all of its pension and other post-retirement benefits.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Benefit obligations

	2004		2003		2002

Change in benefit obligation	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Benefit obligation - January 1	102.7	2.3	74.5	-	71.1	-
Service cost	2.8	0.1	2.1	0.1	0.9	-
Interest cost	6.4	0.1	5.7	0.1	4.1	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(2.6)	-	-	-	-	-
Plan amendments	3.6	-	1.4	-	-	-
Curtailment	(0.8)	-	-	-	-	-
Actuarial loss	4.5	0.3	3.8	0.2	7.4	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Other	2.5	-	5.7	1.9	1.3	-
Foreign currency exchange rate changes	7.7	0.2	16.4	0.1	0.8	-

Benefit obligation - December 31	119.7	2.9	102.7	2.3	74.5	-

The weighted average assumptions used to determine end of year benefit obligations are as follows:

	2004		2003		2002

	Pension %	Other %	Pension %	Other %	Pension %	Other %

Discount rate	5.7	5.8	6.0	6.0	6.5	N/A
Rate of compensation increase	3.7	N/A	3.5	N/A	3.5	N/A

A 14% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 10% for 2004. The rate is then assumed to decrease gradually to 5% by 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend would have the following effect for 2004:

	1% increase $	1% decrease $

Effect on post-retirement benefit obligation	0.1	(0.1)
Effect on total service and interest cost	-	-

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Plan assets

	2004		2003		2002

Change in plan assets	Pension	Other	Pension	Other	Pension	Other
	$	$	$	$	$	$

Fair value - January 1	88.8	-	72.8	-	86.9	-
Actual return on plan assets	13.0	-	7.2	-	(4.1)	-
Employer contributions	2.8	0.1	2.7	0.1	2.6	-
Plan participants’ contributions	0.2	-	0.2	-	0.2	-
Settlement	(0.9)	-	-	-	-	-
Benefits paid	(7.3)	(0.1)	(7.1)	(0.1)	(11.3)	-
Transfer to defined contribution plan	(3.7)	-	(3.5)	-	(2.2)	-
Other	2.4	-	0.9	-	-	-
Foreign currency exchange rate changes	7.2	-	15.6	-	0.7	-

Fair value - December 31	102.5	-	88.8	-	72.8	-

The asset allocation of the Company’s pension plan assets is as follows:

	Target allocation	Percentage of plan assets as at December 31,

Asset category	2005	2004	2003

Cash	0 - 10%	0%	0%
Debt securities	30 - 40%	49%	42%
Equity securities	50 - 60%	51%	58%

The Company’s investment strategy is to maximize return at an appropriate level of risk in order to minimize its long-term cash contributions and pension expenses. The expected rate of return on pension plan assets was determined by using long-term historic rates of returns for equities, bonds and cash weighted according to the Company’s current investment allocation policies.

Equity securities include no common shares of FHR as at December 31, 2004 (2003 - nil).

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Funded status

The funded status, reconciled to the amounts reported on the consolidated balance sheets as at December 31, is as follows:

	2004		2003
	Pension	Other	Pension	Other
	$	$	$	$

Fair value of plan assets	102.5	-	88.8	-
Benefit obligation	(119.7)	(2.9)	(102.7)	(2.3)

Funded status	(17.2)	(2.9)	(13.9)	(2.3)
Unrecognized net actuarial loss	23.4	0.5	25.2	0.2
Unrecognized prior service cost	6.7	-	3.8	-
Unrecognized net transitional asset	(25.3)	1.5	(26.9)	1.5
Valuation allowance	(1.8)	-	(2.4)	-

Accrued benefit liability	(14.2)	(0.9)	(14.2)	(0.6)

Amounts recognized in the accompanying consolidated balances sheets:

	2004		2003

	Pension	Other	Pension	Other
	$	$	$	$

Other assets and deferred charges	23.6	-	19.4	-
Other liabilities	(37.8)	(0.9)	(33.6)	(0.6)

	(14.2)	(0.9)	(14.2)	(0.6)

Included in the above accrued benefit obligation and fair value of plan assets as at December 31 are the following amounts in respect of plans that are not fully funded:

		2004	2003

	Pension	Other	Pension	Other
	$	$	$	$

Accrued benefit obligation	73.8	2.9	62.4	2.3
Fair value of plan assets	24.1	-	21.3	-

Underfunded balance	49.7	2.9	41.1	2.3

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

As at December 31, 2004, the Company had issued letters of credit of $57.6 (2003 - $40.8) representing financial guarantees on the above unfunded pension liabilities.

Funding requirements

Employer contributions in 2004 were $2.7 in respect of defined benefit pensions and $0.1 in respect of other benefits.

The date of the most recent funding valuation for the plurality of FHR’s registered plan obligations is January 1, 2004. The next funding valuation for the plurality of the registered plan obligations will be as of January 1, 2007.

Net periodic cost (income)

Components of the Company’s net periodic benefit costs related to the defined benefit pension plans are as follows:

	2004	2003	2002
	$	$	$

Service cost	2.8	2.1	0.9
Interest on liabilities	6.4	5.7	4.1
Actual return on plan assets	(13.0)	(7.2)	4.1
Actuarial (gains) losses	4.5	3.8	7.4
Past service cost	3.3	1.4	-
Curtailment/settlement	0.1	-	-
Difference between actual and expected return	5.9	1.3	(10.4)
Difference between actual and recognized actuarial gains (losses) in year	(2.7)	(2.4)	(4.4)
Difference between actual and recognized past service costs in year	(2.7)	(0.9)	0.2
Amortization of net transion obligation (assets)	(4.0)	(3.5)	(3.2)
Increase (decrease) in valuation allowance	(0.7)	(0.3)	(8.6)
Other adjustments	(0.3)	4.6	-

	(0.4)	4.6	(9.9)

Weighted average assumptions

Discount rate	5.7%	6.5%	6.5%
Expected return on plan assets	7.0%	7.5%	7.5%
Rate of compensation increase	3.7%	3.5%	3.5%

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Components of the Company’s net periodic benefit costs related to other post-retirement benefits are as follows:

	2004	2003	2002
	$	$	$

Service cost	0.1	0.1	-
Interest cost	0.1	0.1	-
Amortization	0.1	0.1	-
Other	-	0.4	-

	0.3	0.7	-

Weighted average assumptions
Discount rate	5.8%	6.5%	N/A
Health care and other benefits cost trend rates (ultimate)	5.0%	5.0%	N/A

The Company also has a defined benefit plan for certain retirees that is not included in the above tables. This plan relates to former employees and retirees of the Company and predecessor companies that were spun off in 2001. The plan is in the process of being separated into two plans, one of which will be sponsored by a third party. Once this separation occurs, it is the Company’s intention to settle any remaining accrued benefit obligations through the purchase of a non-participating insurance contract. The estimated fair value of plan assets is approximately $112 (2003 - $104) and the projected benefit obligation related to the Company’s portion of this plan is approximately $107 (2003 - $102) as at December 31, 2004. There were no service costs recorded to the Company’s portion of the plan in 2003 or 2004. The expected return on plan assets was greater than the interest cost on the projected benefit obligation. The Company has not recorded any prepaid or accrued benefit cost from this plan. For the years ended December 31, 2004, 2003 and 2002, the service costs of the Company’s portion of this plan were nil and the expected return on plan assets was greater than the interest cost on the projected benefit obligation.

FHR also has defined contribution pension plans. The net expense for such plans, which equals the Company’s required contribution, was $3.3, $2.8 and $1.3 in 2004, 2003 and 2002, respectively.

21	Commitments, contingencies and guarantees

Commitments

In 2004, the Company entered into an agreement associated with The Fairmont Mayakoba, Riviera Maya to commit $10.0 towards an investment in the hotel. As at December 31, 2004, FHR had invested $4.3 in the hotel.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
As at December 31, 2004, contractual commitments in respect of capital expenditures for wholly owned or leased hotels totalled approximately $9.7.

The Company leases certain land, buildings and equipment under operating leases. Land leases represent ground leases for certain owned hotels and, in addition to minimum rental payments, may require the payment of additional rents based on varying percentages of revenue.

Minimum rentals for operating leases which expire on various dates are as follows:

$

2005	14.6
2006	11.9
2007	11.4
2008	11.1
2009	7.7
Thereafter	46.4

103.1

Rent expense under operating leases amounted to $12.7 in 2004 (2003 - $11.7; 2002 - $9.8).

As at December 31, 2004, unused committed lines of credit for short-term and long-term financing, subject to periodic review, and with various maturities, amounted to approximately $289 on which interest rates vary with bank prime or money market rates. As at December 31, 2004, the Company had issued and undrawn letters of credit of $77.7.

Contingencies

FHR is subject to various claims and legal proceedings with respect to matters such as governmental regulations, income taxes and actions arising out of the normal course of business as a hotel operator. The Company has provided for certain claims and, based on information presently available, management believes that the existing accruals are sufficient. Recoveries expected to be received for insured claims are included in accounts receivable. Any additional liability that may result from these matters and any additional liabilities that may result in connection with other claims are not expected to have a material adverse effect on FHR’s financial position or results from operations.

Guarantees

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $12.4 related to debts incurred by certain hotels in which FHR holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The terms of these guarantees are equal to the terms of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amounts have been recorded in the consolidated financial statements for amounts that may be potentially owed under these guarantees.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Business dispositions

In the sale of all or a part of a business, FHR may agree to indemnify against claims related to the period the business was owned by FHR, in the areas of tax and environmental matters. The terms of such indemnification agreements are subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents FHR from estimating the maximum potential liability that it could be required to pay to counterparties. FHR has accruals in its consolidated financial statements of approximately $27 related to potential claims under the indemnifications made.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims are subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements as no claims are outstanding at this date.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnifications, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparties as a consequence of a transaction. The terms of these indemnification agreements will vary based upon the contracts. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

22	Risk management and financial instruments

Financial instruments for which the Company’s carrying amounts differ from fair values are summarized in the following table:

	2004		2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$	$	$

Long-term debt	402.1	440.1	657.6	663.1	535.5	546.4
Long-term advances	41.1	41.1	72.8	68.3	57.1	57.1

The Company has estimated the fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what FHR could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the consolidated balance sheets, which are reasonable estimates of fair values due to the relatively short period to maturity of these instruments.

•	The fair value of long-term debt relating to mortgages is estimated based on the most favourable rates currently available to the Company for long-term borrowing with similar terms and conditions to those borrowings in place as at the consolidated balance sheet dates. The fair value of long-term debt relating to the Convertible Notes is based on their quoted market value as at the consolidated balance sheet dates.

•	The fair value of long-term advances is estimated based on the most favourable rates currently available to the Company for long-term advances with similar terms and conditions to those advances in place as at the consolidated balance sheet dates.

•	Forward foreign exchange contracts have been fair valued using the year-end foreign exchange rate, due to the relatively short period until settlement.

•	As at December 31, 2003, the carrying amount of the Fairmont put option was considered equal to its fair value due to its relatively short exercise period.

Foreign currency risk management

The Company enters into forward foreign exchange contracts to partially offset the potential of volatility of foreign exchange rates on foreign currency denominated liabilities held in entities with a Canadian dollar functional currency. As at December 31, 2004, the aggregate fair value of the outstanding forward contracts was a liability of $2.8.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Interest rate risk management

The Company enters into interest rate cap contracts to partially manage interest rate risk. As at December 31, 2004, FHR had outstanding, one interest rate contract to cap LIBOR at 7.0% until March 6, 2006, on the mortgage secured by The Fairmont Copley Plaza Boston. There is no asset or liability recorded with respect to this contract. As at December 31, 2004, the fair market value of the interest rate contract was nominal.

Credit risk management

Credit risk relates to cash and cash equivalents, accounts receivable balances and long-term advances and results from the possibility that a counterparty defaults on its contractual obligation to the Company. This risk is minimized since FHR deals with banks having an appropriate credit rating, performs ongoing credit evaluations of customers and counterparties and maintains allowances for potential credit losses. FHR periodically extends credit in certain circumstances to the owners of managed hotels when new management contracts are signed.

23	Related party transactions

In August 2003 and December 2002, FHR entered into long-term incentive based management contracts with Legacy for The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., respectively. Transactions under these arrangements have been recorded at the exchange amount, which is the amount established and agreed to by the related parties. In connection with FHR’s securing the management contract on these properties, FHR has agreed to pay an aggregate amount of $18.0 to Legacy over a three-year period. This amount has been accounted for as an intangible asset and is being amortized over the lives of the management contracts. The amortization expense is being applied to reduce revenues from management operations. The current portion of the liability has been recorded in accounts payable and accrued liabilities, while the long-term portion has been recorded as other liabilities. As at December 31, 2004, FHR has a liability due to Legacy of $3.5 in connection with these management contracts.

In connection with Legacy’s acquisitions of The Fairmont Olympic Hotel, Seattle and The Fairmont Washington, D.C., FHR entered into reciprocal loan agreements with Legacy totalling $86.6. The loans mature in October 2008 and October 2013 and bear interest at normal commercial rates payable quarterly in arrears. In the event that either FHR or Legacy does not make its required interest or principal payments, the other party is not required to make its payment either. If such payment has already been made, it must be returned. The loans meet all the requirements for the right of setoff and, as such are presented on a net basis in the consolidated financial statements.

Also, in connection with the acquisition of The Fairmont Olympic Hotel, Seattle, FHR received an acquisition advisory fee from Legacy of $0.7. This amount was included in revenues from management operations in 2003.

FHR had a 25% participation in the first mortgage on The Fairmont Olympic Hotel, Seattle amounting to approximately $10.9 that was fully paid in 2004. In addition, as at December 31, 2003, FHR had a receivable from Legacy of $8.7, which was classified as a loan receivable. This loan was repaid in 2004.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
In the ordinary course of business, FHR derives management fees and other revenues from certain of its equity-owned investees that are subject to significant influence. All of these management agreements are on normal commercial terms. Transactions with these related parties are recorded at the exchange amount, which is based on the consideration given for the service provided. Such transactions with related parties for the years ended December 31 are summarized as follows:

	2004	2003	2002
	$	$	$

Revenues	46.2	38.7	35.8
Accounts receivable as at December 31	3.0	2.6	3.1

24	Subsequent events

On January 19, 2005, FHR entered into a long-term contract to manage The Savoy Hotel in London, England. FHR had previously agreed to commit approximately $63 (£33.8) to obtain the management contract and to partially fund the acquisition and capital expenditures of the hotel pending the successful sale of the hotel to Bank of Scotland Corporate and a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud. On January 19, 2005, FHR paid approximately $54 (£28.8) of the total commitment. A significant portion of this payment is a loan receivable, which is due in 2015 and bears interest at 7.75%.

25	United States accounting policies and reporting

Canadian and United States generally accepted accounting principles

The consolidated financial statements of FHR have been prepared in accordance with Canadian GAAP. The material differences affecting the Company between Canadian GAAP and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated financial statements.

The following is a reconciliation of net income under Canadian GAAP to net income under U.S. GAAP:

	2004	2003	2002
	$	$	$

Net income - Canadian GAAP	155.8	50.7	92.5
Increased (decreased) by
Pension (1)	(2.4)	(1.4)	(1.4)
Post-retirement benefits (2)	-	(0.7)	-
Stock-based compensation (3)	(0.3)	1.4	0.6
Convertible senior notes (4)	3.6	0.3	-
Variable interest entities (5)	-	(1.3)	-
Internal use software costs (6)	-	-	(7.4)

	156.7	49.0	84.3
Future income taxes on above items	(0.5)	1.2	3.6

Net income - U.S. GAAP	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)

	2004	2003	2002
	$	$	$

Revenues
Hotel ownership operations	1,046.0	584.9	516.6
Management operations	29.9	37.6	36.1
Real estate activities	31.0	33.9	31.9

	1,106.9	656.4	584.6
Other revenues from managed and franchised properties	30.5	32.6	27.7

	1,137.4	689.0	612.3

Expenses
Hotel ownership operations (1)(2)(3)	779.3	448.7	352.9
Management operations	19.4	15.9	12.5
Real estate activities	25.2	24.7	26.2
General and administrative	32.3	17.3	19.6
Depreciation and amortization	110.2	67.5	59.8

	966.4	574.1	471.0
Other expenses from managed and franchised properties	31.7	35.1	27.7

	998.1	609.2	498.7

Income (loss) from equity investments	(0.6)	(6.9)	17.7

Operating income	138.7	72.9	131.3

Other (income) expense, net (7)	-	2.1	(9.1)
Interest expense, net (4)	72.6	33.3	19.1
Gain on sales of investments and hotel assets	(143.7)	-	-

Income before income taxes (recovery) and non-controlling interest	209.8	37.5	121.3

Income tax expense (recovery)	57.1	(12.7)	32.2
Non-controlling interest	(3.5)	-	1.2

Net income	156.2	50.2	87.9

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of income (5)…continued

	2004	2003	2002
	$	$	$

Basic earnings per common share	1.99	0.63	1.12
Diluted earnings per common share(10)	1.89	0.63	1.10

Comprehensive income in accordance with U.S. GAAP (8)
Net income under U.S. GAAP	156.2	50.2	87.9
Other comprehensive income (loss)
Foreign currency translation adjustments	38.0	76.7	7.2
Minimum pension liability adjustment	(6.8)	(4.4)	-
Deferred income taxes	2.7	1.6	-

Comprehensive income	190.1	124.1	95.1

Condensed consolidated balance sheets (5)

The following shows the differences, increases (decreases) to account balances, had the consolidated balance sheets been prepared under U.S. GAAP:

	2004	2003
	$	$

Assets
Accounts receivable	-	(0.9)
Prepaid expenses and other	-	(0.6)
Non-hotel real estate	-	1.7
Intangible assets (2)	(4.8)	(4.5)
Other assets and deferred charges (1)(9)	78.9	81.0

	74.1	76.7

Liabilities and shareholders’ equity
Deposits	-	1.5
Other liabilities (2)	7.8	5.6
Long-term debt (4)(9)	101.9	105.5
Deferred income taxes	(0.3)	(4.3)
Shareholders’ equity
Contributed surplus (3)	2.2	1.9
Other equity (4)	(19.2)	(19.2)
Foreign currency translation adjustments	(142.1)	(104.1)
Retained earnings	(8.5)	(8.5)
Accumulated other comprehensive income (8)	132.3	98.3

	74.1	76.7

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

Condensed consolidated statements of cash flows (5)

	2004	2003	2002
	$	$	$

Cash provided by (used in)

Operating activities
Net income	156.2	50.2	87.9

Items not affecting cash
Depreciation of property and equipment	107.1	64.8	57.4
Amortization of goodwill and intangible assets	3.1	2.7	2.4
(Income) loss from equity investments and other	0.6	6.9	(17.7)
Deferred income taxes	4.8	(25.5)	20.2
Unrealized foreign exchange gain	(20.0)	-	-
Non-controlling interest	(3.5)	-	1.2
Gain on sales of investments and hotel assets	(143.7)	-	-
Distributions from investments	4.9	6.7	15.1
Other	7.5	(10.8)	(21.5)
Changes in non-hotel real estate	1.6	11.6	6.9
Changes in non-cash working capital items	(17.6)	2.3	(10.5)

	101.0	108.9	141.4

Investing activities
Additions to property and equipment	(85.3)	(87.2)	(84.3)
Acquisitions, net of cash acquired	-	6.0	(136.0)
Investments in partnerships and corporations	(34.6)	(1.6)	(46.7)
Sales of investments and hotel assets	422.3	-	-
Issuance of loans receivable	(7.0)	(50.3)	(67.6)
Collection of loans receivable	15.5	7.2	-
Investments in intangible assets	(3.2)	-	-
Other	(13.1)	-	(1.0)

	294.6	(125.9)	(335.6)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)
Condensed consolidated statements of cash flows (5)…continued

	2004	2003	2002
	$	$	$

Financing activities
Issuance of long-term debt	145.7	181.7	306.0
Repayment of long-term debt	(398.6)	(423.9)	(43.9)
Proceeds from exercise of stock options	2.9	1.0	4.7
Repurchase of common shares	(84.5)	(16.8)	(73.2)
Issuance of convertible debentures	-	262.5	-
Dividends	(6.4)	(4.8)	(3.2)
Other	(3.8)	-	-

	(344.7)	(0.3)	190.4

Effect of exchange rate changes on cash and cash equivalents	1.9	-	0.1

Cash position
Increase (decrease) in cash and cash equivalents	52.8	(17.3)	(3.7)
Cash and cash equivalents - Beginning of year	31.7	49.0	52.7
Cash and cash equivalents - Beginning of year on consolidation of Legacy (5)	14.6	-	-

Cash and cash equivalents - End of year	99.1	31.7	49.0

(1)  Pension accounting

In January 2000, the Company prospectively changed its Canadian GAAP accounting policy for defined benefit pension plans. As a result of this change, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized into income over 11 years, the expected average remaining service life of the employees covered by these plans. Under U.S. GAAP, there was no change in accounting policy and, hence, there is no net transitional asset to be amortized. As a result, the amount of unamortized actuarial gains and losses is different for U.S. and Canadian GAAP.

Under Canadian GAAP, a valuation allowance has been provided for on certain pension assets, whereas under U.S. GAAP, no valuation allowance has been provided.

Under U.S. GAAP, the Company is required to record a minimum pension liability, representing the unfunded accumulated benefit obligation. Accordingly, included in both accrued liabilities and other assets under U.S. GAAP is an additional amount, which cannot be recorded under Canadian GAAP.

(2)   Post-retirement benefits

Post-retirement benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, under Canadian GAAP, the Company amortizes actuarial gains and losses over the average employee service life when such gains and losses exceed 10% of the plan obligation. Under Financial Accounting Standards Board (“FASB”) Statement No. 112, “Employers’ Accounting for Post-employment Benefits,” such gains and losses are included immediately in income.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

            (3)   Stock-based compensation

Under the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FAS 44”), compensation expense using variable accounting must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. In a prior year, FHR underwent an equity restructuring, which resulted in replacement options in new FHR stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Under Canadian GAAP, effective January 1, 2003, the Company prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. This standard requires that compensation expense be recognized in the consolidated statements of income using the fair value based method for stock options granted in 2003 onward. Under U.S. GAAP, the Company follows the intrinsic value method of Opinion No. 25 of the Accounting Principles Board. No stock-based compensation cost is reflected in net income under U.S. GAAP as all options granted to employees under these plans have an exercise price equal to the fair value of the underlying common stock on the date of grant.

If the methodology prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), had been adopted, pro forma results for the year ended December 31 would have been as follows:

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Increase in stock-based compensation if FAS 123 had been adopted	4.1	5.0	6.0

Adjusted net earnings	152.1	45.2	81.9

U.S. GAAP basic earnings per common share
As reported	1.99	0.63	1.12
Adjusted	1.94	0.57	1.04

U.S. GAAP diluted earnings per common share (10)
As reported	1.89	0.63	1.10
Adjusted	1.84	0.57	1.03

The weighted average fair value of common share options granted in 2004 at the time of grant was Cdn$7.52 (2003 - Cdn$10.12; 2002 - Cdn$12.73). The fair value of common share options granted is estimated at the grant date using the Black-Scholes option pricing model with the assumptions disclosed in note 14. Pro forma stock-based compensation expense for a particular year is not necessarily indicative of expenses to be incurred in future years.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(4)	Convertible senior notes

Under Canadian GAAP, obligations relating to the convertible senior notes have been allocated between debt and equity elements and classified separately on the consolidated balance sheets. The amount recorded in debt will increase by accretion to the face value of the debt over a five-year period.

Under U.S. GAAP, the entire principal amount of the notes was recorded as long-term debt upon inception and therefore, accretion of the long-term debt is not required.

(5)	Variable interest entities

In January 2003, the FASB issued Financial Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities (“VIEs”), in an effort to expand and clarify existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. For U.S. GAAP, FIN 46 was effective immediately for all enterprises with variable interests in VIEs created after January 31, 2003 and January 1, 2004 for all previously existing variable interest entities. Under FIN 46, if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. On December 24, 2003, the FASB issued a revised FIN 46, defined as FIN 46R.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company was required to consolidate the accounts of all VIEs for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company will adopt provisions similar to FIN 46R commencing January 1, 2005. As a result, effective January 1, 2004, the Company commenced consolidating the accounts of Legacy for U.S. GAAP purposes. The Company also reviewed its other management agreements related to hotels that the Company has no other investments in and concluded that such arrangements were not variable interests since the Company is paid commensurate with the services provided and on the same level as other operating liabilities and the hotel owners retain the right to terminate arrangements. The consolidation of Legacy commencing January 1, 2004 had no effect on the Company’s consolidated net income or shareholders’ equity.

On September 13, 2004, FHR sold 12,000,000 units in Legacy reducing its ownership interest to approximately 23.7%. After this disposition of units, FHR is no longer the primary beneficiary of Legacy. The Company’s U.S. GAAP results of operations include the consolidated results of Legacy from January 1, 2004 to September 13, 2004, after which Legacy is being accounted for under the equity method.

(6)	Internal use software

Under Canadian GAAP, computer system development costs for internal use software are capitalized when the project is expected to be of continuing benefit to FHR and otherwise expensed. U.S. GAAP standards require that certain costs of computer software developed for internal use be capitalized and amortized.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements

(in millions of U.S. dollars, except per share amounts)

(7)	Extinguishment of debt

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“FAS 145”). This statement requires the reclassification of gains and losses from the extinguishment of debt from extraordinary items to income from continuing operations, in line with Canadian GAAP requirements.

(8)	Comprehensive income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not consider comprehensive income. Other comprehensive income includes foreign currency translation adjustments and minimum pension liability adjustments.

(9)	Long-term advances and long-term debt

FHR and Legacy have entered into reciprocal loan agreements, which, under Canadian GAAP, meet all the requirements for a right of offset. Under Canadian GAAP, these loans have been presented on a net basis in the consolidated balance sheets. Under U.S. GAAP, these loans do not qualify for offsetting and are presented separately on the consolidated balance sheets.

(10)	Diluted earnings per common share

The Emerging Issues Task Force has recently issued new accounting guidance, issue 04-08 (“EITF 04-08”), regarding the computation of diluted earnings per share. This guidance requires the inclusion of contingently convertible debt securities (note 11) with a market price trigger to be included in the computation of diluted earnings per common share, as determined under the if-converted method. Canadian GAAP has not issued similar guidance. EITF 04-08 is effective for fiscal periods ending on or after December 15, 2004 with retrospective restatement of previously reported earnings per share.

	2004	2003	2002
	$	$	$

U.S. GAAP net income, as reported	156.2	50.2	87.9
Interest expense adjustment	6.7	0.6	-

Adjusted net earnings	162.9	50.8	87.9

Canadian GAAP diluted common shares outstanding	79.2	80.0	79.7
Dilutive effect of contingently Convertible Notes	7.2	0.6	-

Adjusted diluted common shares	86.4	80.6	79.7

U.S. GAAP diluted earnings per common share	1.89	0.63	79.7